NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC Member NYSE/FINRA/SIPC.

Securities Insurance

Securities held in custody by RBC CS (the Company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $250,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments, which approximates cost.

Trading Securities and Deposits

The Company maintains a deposit at RBC CS in the amount of $293,559 for the year ended December 31, 2015 which is used to purchase Trading Securities. For the years ended December 31, 2015, the Company had no inventoried trading securities. The funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the years ended December 31, 2015 was $23,399.

Investments

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets, however management believes them to have retained their value or appreciated. Accordingly, management believes that there is no impairment to the value of these assets.

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings have original maturities of three months or less are reported at net. Cash and cash equivalents total $387,619. This is made up of $94,060 in bank deposits and $293,559 in trading deposits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2015. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2011 to 2014. However, due to the Company's net operating loss carryforward position, the federal statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the years ended December 31, 2015 was $23,788.

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party administrators who calculate such commissions by applying a commission rate, by face amount of the security sold.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of revenue from the policies.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

NOTE 2   RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	2015
Fees and Commissions Receivable	$ 27,241
Receivable from Clearing Organization	33,110
Total	$ 60,351

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3   BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000 and is guaranteed by the stockholder. As of December 31, 2015 $-0- was outstanding. The interest rate on the loan is the Prime rate plus 6% at the time of the advance.

NOTE 4   INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2015 are as follows:

	2015
Current:	
State	$ 1,718
Deferred Tax Benefit	(3,507)
Valuation Allowance	3,507
Tax Provision	$ 1,718

As of December 31, 2015, the Company had federal net operating loss carryforwards, which may be applied to future taxable income of $34,750. The net operating loss carryforwards will begin to expire in 2020.

At December 31, 2015, deferred tax assets recognized for deductible net operating loss carryforwards totaled $18,600. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5   PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $56,189 for 2015.

NOTE 6   **NET CAPITAL REQUIREMENTS**

Although the Company is an introducing broker dealer, under the terms of the FINRA membership agreement the Company is required to maintain minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2015, aggregate indebtedness and net capital were $60,271 and $412,699, respectively, a ratio of 0.15 to 1.

NOTE 7   **LEASE AGREEMENTS**

The Company entered into a short-term lease agreement for the office located in Minnetonka, MN. The lease calls for monthly payments of $1,162 plus utility expenses. The lease expires April 30, 2016. Total lease expense was $16,911 for 2015.

As of July 1, 2007, the Company entered into a long-term (10-year) lease agreement for the office space it occupied. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Beginning July 1, 2010, the lease agreement was increased bo $10,500 per month. Effective January 1, 2016, the lease agreement was extended through 2025 with lease payments remaining at $8,500 per month. Lease expense was $102,000 for 2015.

Future minimum lease payments under the agreement, at December 31, 2015 are as follows:

Year	Amount
2016	106,648
2017	102,000
2018	102,000
2019	102,000
2020	102,000
Thereafter	510,000
Total	$ 1,024,648

NOTE 8   **RELATED-PARTY TRANSACTIONS**

The Company maintains its offices in a building owned by its sole shareholder, and paid $102,000 for rent in 2015.

NOTE 9   CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC CS are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2015, the Company had accounts receivable from broker/dealer open transactions of $33,110.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.